Exhibit 99.1

For Immediate Release

October 21, 2013

Third Quarter and Nine Months Results 2013

SAP Announces Strong Quarter with Double-Digit Growth – Leading the Transition to Cloud and In-Memory

€1.2 Billion in Non-IFRS Software and Cloud Subscription Revenue;

€1.3 Billion in Non-IFRS Operating Profit

•	Third Quarter 2013 Non-IFRS Software and Cloud Subscription Revenue Increased 13% at Constant Currencies (6% at Actual Currencies to €1.17 Billion)
•	Third Quarter 2013 Non-IFRS Software and Software-Related Service Revenue Increased 12% at Constant Currencies (5% at Actual Currencies to €3.36 Billion)
•	Triple-Digit Year-Over-Year Growth in Cloud Subscription and Support Revenue – Annual Cloud Revenue Run Rate Now Exceeds €1 Billion
•	Accelerating SAP’s In-Memory Leadership – 90% Year-Over-Year Growth at Constant Currencies in HANA Software Revenue (79% at Actual Currencies)
•	Third Quarter 2013 Non-IFRS Operating Profit Reached €1.30 Billion, a 15% Increase at Constant Currencies (5% at Actual Currencies)
•	Strong Growth in Third Quarter 2013 Earnings Per Share
•	Full Year Outlook Reiterated

WALLDORF, Germany – October 21, 2013 – SAP AG (NYSE: SAP) today announced its financial results for the third quarter and nine months ended September 30, 2013.

BUSINESS HIGHLIGHTS IN THE THIRD QUARTER 2013

“SAP is clearly leading the transition to cloud and in-memory. SAP HANA is the market’s most advanced in-memory database and we are well on our way to reach €1 billion in HANA software revenue since market launch. The strong customer adoption of SAP Business Suite on HANA demonstrates our leadership in innovating the future platform for business,” said Bill McDermott and Jim Hagemann Snabe, Co-CEOs of SAP. “We now are the second largest enterprise cloud company with an annual cloud revenue run rate exceeding €1 billion. We continue to gain market share and grow significantly faster than our primary competitor in all regions.”

“SAP had a very strong performance in the third quarter, considering the mixed macroeconomic environment and the strong currency headwinds. Our ongoing focus on operating discipline while successfully scaling our cloud business is paying off. We continued our double-digit growth momentum and increased our Non-IFRS operating margin by 180 basis points at constant currencies,” said Werner Brandt, CFO of SAP.

Third quarter non-IFRS software and cloud subscriptions revenue increased 13% at constant currencies year-over-year (6% at actual currencies to €1.17 billion). SAP’s third quarter non-IFRS cloud subscription

SAP Reports Third Quarter 2013 Results	Page 2

and support revenue is growing faster than most cloud competitors. SAP closed another significant contract in the cloud: EMC, a US-headquartered Fortune 500 company, selected SAP’s Cloud solutions including Employee Central to attract and better retain and reward employees, and achieve better visibility and collaboration with its suppliers. The annual cloud revenue run rate now exceeds €1 billion1. With approximately 33 million cloud users, SAP has the largest subscriber base in the cloud market. Non-IFRS deferred cloud subscription and support revenue2 was €382 million as of September 30, 2013, a year-over-year increase of 79%. The Ariba business is showing accelerated synergies with new and upsell application billings growing high double digits. The trailing twelve month Ariba network spend volume3 was approximately $500 billion. Today Ariba is the world’s largest Web-based business trading community with 1.2 million connected companies.

SAP HANA, the platform for real-time business applications, continues to be a major growth engine, with accelerating software revenue growth of 90% year-over-year at constant currencies (79% at actual currencies to €149 million) and over 2,100 customers. SAP Business Suite powered by SAP HANA is the best-in-class platform for high-performance applications and in fact SAP has now over 450 customers. Customers are showing strong interest in SAP HANA Enterprise Cloud.

Overall, SAP’s double-digit growth momentum continued in the third quarter with Non-IFRS software and software-related service revenue increasing 12% at constant currencies (5% at actual currencies) to €3.36 billion.

Efficiency in SAP’s business has further improved with Non-IFRS operating profit reaching €1.30 billion in the third quarter, a 15% increase at constant currencies (5% at actual currencies), resulting in a 180 basis points expansion of the non-IFRS operating margin at constant currencies despite a negative effect from acquisitions of 50 basis points.

Third Quarter 2013 Regional Results

The Americas region delivered a strong third quarter in non-IFRS software and cloud subscription revenue4 with 17% growth year-over-year at constant currencies, driven by an excellent software revenue performance in Latin America and strong non-IFRS cloud subscription and support revenue growth in North America. The EMEA region saw strong growth with non-IFRS software and cloud subscription revenue increasing 14% year-over-year at constant currencies, amidst a mixed market environment. Software revenue in EMEA grew double-digit at constant currencies driven by strong double-digit growth in the Netherlands, Switzerland and the U.K. Non-IFRS software and cloud subscription revenue in the Asia Pacific Japan (APJ) region marked a return to growth with solid single-digit growth at constant currencies, driven by a strong performance in China.

Nine Months 2013 Regional Results

The Americas region delivered a very strong first nine months performance in non-IFRS software and cloud subscription revenue with 23% year-over-year growth at constant currencies. The EMEA region saw strong growth with non-IFRS software and cloud subscription revenue increasing 10% at constant currencies for the first nine months of 2013, which is an impressive result in light of continued market uncertainty. Non-IFRS software and cloud subscriptions revenue in the APJ region declined slightly by 2% at constant currencies in the first nine months of 2013.

1 The annual revenue run rate is the third quarter 2013 cloud division revenue of €252 million multiplied by 4.

2 Beginning in Q1 2013, SAP discloses non-IFRS deferred cloud subscription and support revenue, which is a subset of the total, non-IFRS deferred revenue number reported on the balance sheet.

3 Network spend volume is the total value of purchase orders transacted on the Ariba Network in the trailing 12 months.

4 Non-IFRS software and cloud subscription revenue in the regional paragraphs follow SAP’s management view, which is calculated as the combination of software revenue based on location of negotiation and cloud subscription and support revenue based on customer location; growth rates at constant currencies. See SAP’s third quarter and nine month interim report for details.

SAP Reports Third Quarter 2013 Results	Page 3

FINANCIAL RESULTS IN DETAIL

FINANCIAL HIGHLIGHTS – Third Quarter 2013

	Third Quarter 20131)
	IFRS			Non- IFRS2)
€ million, unless otherwise stated	Q3 2013	Q3 2012	% change	Q3 2013	Q3 2012	% change	% change const. curr.

Software	975	1,026	–5	977	1,026	–5	2
Cloud subscriptions and support	191	63	203	197	80	146	162
Software and cloud subscriptions	1,167	1,089	7	1,174	1,106	6	13
Support	2,184	2,105	4	2,189	2,106	4	11
Software and software-related service revenue	3,351	3,194	5	3,363	3,212	5	12
Total revenue	4,045	3,952	2	4,057	3,970	2	9
Total operating expenses	–3,003	–3,031	–1	–2,761	–2,731	1	6
Operating profit	1,043	921	13	1,296	1,239	5	15
Operating margin (%)	25.8	23.3	2.5pp	32.0	31.2	0.8pp	1.8pp
Profit after tax	762	618	23	933	836	12
Basic earnings per share (€)	0.64	0.52	23	0.78	0.70	11
Number of employees (FTE)	66,061	61,344	8	N/A	N/A	N/A	N/A

1) All figures are unaudited.

2) For a detailed description of SAP’s non-IFRS measures see Explanation of Non-IFRS Measures online. For a breakdown of the individual adjustments see page F8 in the appendix to this press release.

IFRS software revenue was €975 million (2012: €1.03 billion), a decrease of 5%. Non-IFRS software revenue was €977 million (2012: €1.03 billion), a decrease of 5% (an increase of 2% at constant currencies). IFRS software and cloud subscription revenue was €1.17 billion (2012: €1.09 billion), an increase of 7%. Non-IFRS software and cloud subscription revenue was €1.17 billion (2012: €1.11 billion), an increase of 6% (13% at constant currencies). IFRS software and software-related service revenue was €3.35 billion (2012: €3.19 billion), an increase of 5%. Non-IFRS software and software-related service revenue was €3.36 billion (2012: €3.21 billion), an increase of 5% (12% at constant currencies). IFRS total revenue was €4.05 billion (2012: €3.95 billion), an increase of 2%. Non-IFRS total revenue was €4.06 billion (2012: €3.97 billion), an increase of 2% (9% at constant currencies).

IFRS operating profit was €1.04 billion (2012: €921 million), an increase of 13%. Non-IFRS operating profit was €1.30 billion (2012: €1.24 billion), an increase of 5% (15% at constant currencies). IFRS operating margin was 25.8% (2012: 23.3%), an increase of 2.5 percentage points. Non-IFRS operating margin was 32.0% (2012: 31.2%), an increase of 0.8 percentage points. Non-IFRS operating margin at constant currencies was 33.0%, an increase of 1.8 percentage points. Non-IFRS operating margin for the third quarter 2013 was negatively impacted affected by approximately 50 basis points due to the acquisitions of Ariba and hybris.

IFRS profit after tax was €762 million (2012: €618 million), an increase of 23%. Non-IFRS profit after tax was €933 million (2012: €836 million), an increase of 12%. IFRS basic earnings per share was €0.64 (2012: €0.52 per share), an increase of 23%. Non-IFRS basic earnings per share was €0.78 (2012: €0.70 per share), an increase of 11%. The IFRS and non-IFRS effective tax rates were 26.4% (2012: 24.8%) and 27.6% (2012: 26.7%), respectively.

SAP Reports Third Quarter 2013 Results	Page 4

FINANCIAL HIGHLIGHTS – Nine Months 2013

	Nine Months 20131)
	IFRS			Non-IFRS2)

€ million, unless otherwise stated	9M 2013	9M 2012	% change	9M 2013	9M 2012	% change	% change const. curr.

Software	2,614	2,722	–4	2,616	2,722	–4	0
Cloud subscriptions and support	488	144	238	547	183	198	208
Software and cloud subscriptions	3,101	2,866	8	3,163	2,905	9	14
Support	6,470	6,071	7	6,484	6,075	7	11
Software and software-related service revenue	9,571	8,937	7	9,647	8,980	7	12
Total revenue	11,708	11,200	5	11,784	11,243	5	9
Total operating expenses	–9,031	–8,727	3	–8,368	–7,998	5	7
Operating profit	2,677	2,473	8	3,416	3,245	5	12
Operating margin (%)	22.9	22.1	0.8pp	29.0	28.9	0.1pp	0.9pp
Profit after tax	2,006	1,723	16	2,498	2,249	11
Basic earnings per share (€)	1.68	1.45	16	2.09	1.89	11
Number of employees (FTE)	66,061	61,344	8	N/A	N/A	N/A	N/A

1) All figures are unaudited.

2) For a detailed description of SAP’s non-IFRS measures see Explanation of Non-IFRS Measures online. For a breakdown of the individual adjustments see page F8 in the appendix to this press release.

IFRS software revenue was €2.61 billion (2012: €2.72 billion), a decrease of 4%. Non-IFRS software revenue was €2.62 billion (2012: €2.72 billion), a decrease of 4% (flat at constant currencies). IFRS software and cloud subscription revenue was €3.10 billion (2012: €2.87 billion), an increase of 8%. Non-IFRS software and cloud subscription revenue was €3.16 billion (2012: €2.91 billion), an increase of 9% (14% at constant currencies). IFRS software and software-related service revenue was €9.57 billion (2012: €8.94 billion), an increase of 7%. Non-IFRS software and software-related service revenue was €9.65 billion (2012: €8.98 billion), an increase of 7% (12% at constant currencies). IFRS total revenue was €11.71 billion (2012: €11.20 billion), an increase of 5%. Non-IFRS total revenue was €11.78 billion (2012: €11.24 billion), an increase of 5% (9% at constant currencies).

IFRS operating profit was €2.68 billion (2012: €2.47 billion), an increase of 8%. Non-IFRS operating profit was €3.42 billion (2012: €3.25 billion), an increase of 5% (12% at constant currencies). IFRS operating margin was 22.9% (2012: 22.1%), an increase of 0.8 percentage points. Non-IFRS operating margin was 29.0% (2012: 28.9%), an increase of 0.1 percentage points. Non-IFRS operating margin at constant currencies was 29.8%, an increase of 0.9 percentage points.

IFRS profit after tax was €2.01 billion (2012: €1.72 billion), an increase of 16%. Non-IFRS profit after tax was €2.50 billion (2012: €2.25 billion), an increase of 11%. IFRS basic earnings per share was €1.68 (2012: €1.45 per share), an increase of 16%. Non-IFRS basic earnings per share was €2.09 (2012: €1.89 per share), an increase of 11%. The IFRS and non-IFRS effective tax rates were 23.4% (2012: 24.9%) and 25.6% (2012: 26.7%), respectively.

Operating cash flow was €3.04 billion (2012: €3.06 billion), a decrease of 1%. Free cash flow was €2.64 billion (2012: €2.69 billion), a decrease of 2%. Free cash flow was 23% of total revenue (2012: 24%). At September 30, 2013, SAP had a total group liquidity of €3.31 billion (December 31, 2012: €2.49 billion), which includes cash and cash equivalents and short term investments. Net liquidity at September 30, 2013 was -€2.04 billion compared to -€2.50 billion at December 31, 2012.

SAP Reports Third Quarter 2013 Results	Page 5

BUSINESS OUTLOOK

SAP reiterates the outlook for the full year 2013, which remains unchanged from the outlook provided on July 18, 2013:

•	The Company expects full year 2013 non-IFRS software and software-related service revenue to increase by at least 10% at constant currencies (2012: €13.25 billion).
•	The Company expects full year 2013 non-IFRS cloud subscription and support revenue of around €750 million at constant currencies (2012: €343 million)
•	The Company expects full year 2013 SAP HANA software revenue in a range of €650 – €700 million (2012: €392 million).
•	The Company expects full-year 2013 non-IFRS operating profit to be in a range of €5.85 billion – €5.95 billion at constant currencies (2012: €5.21 billion).
•	The Company projects a full-year 2013 IFRS effective tax rate of 24.0% – 25.0% (2012: 26.2%) and a non-IFRS effective tax rate of 25.5% – 26.5% (2012: 27.5%).

If exchange rates remain at the September 2013 level for the rest of the year, the Company expects both the fourth quarter and full year 2013 non-IFRS software and software-related service revenue growth rate to be negatively impacted by approximately 5 percentage points from currency and the fourth quarter and full year 2013 non-IFRS operating profit growth rate to be negatively impacted by approximately 7 percentage points from currency.

Additional Information

2013 revenue and profit figures include the revenue and profits from Ariba, SuccessFactors and hybris. The comparative numbers for 2012 do not include SuccessFactors until February 21, 2012, Ariba until October 1, 2012.The hybris acquisition closed on August 1, 2013.

For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as our constant currency and free cash flow figures see Explanation of Non-IFRS Measures online.

# #

Third Quarter 2013 Interim Report

SAP’s third quarter 2013 Interim Report was published today and is available for download at www.sap.com/investor.

Webcast

SAP senior management will host a conference call for financial analysts and media on Monday, October 21st at 2:00 PM (CEST) / 1:00 PM (GMT) / 8:00 AM (EDT) / 5:00 AM (PDT). The conference call will be web cast live on the Company’s website at www.sap.com/investor and will be available for replay.

About SAP

As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device – SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable more than 251,000 customers to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.

# # #

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SAP Reports Third Quarter 2013 Results	Page 6

obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

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Appendix – Financial Information to Follow

FINANCIAL INFORMATION

FOR THE THIRD QUARTER 2013

(Condensed and Unaudited)

Page

Financial Statements (IFRS)
Income Statements – Quarter	F1
Income Statements – Nine Months	F2
Statements of Financial Position	F3-F4
Statements of Cash Flows	F5

Supplementary Financial Information
Reconciliation from Non-IFRS Numbers to IFRS Numbers	F6-F7
Non-IFRS Adjustments	F8
Revenue by Region	F9-F12

Financial Statements (IFRS)

CONSOLIDATED INCOME STATEMENTS

For the three months ended September 30

€ millions, unless otherwise stated	Note	2013	2012	Change in %
Software		975	1,026	–5
Cloud subscriptions and support		191	63	203
Software and cloud subscriptions		1,167	1,089	7
Support		2,184	2,105	4
Software and software-related service revenue		3,351	3,194	5
Consulting		553	616	–10
Other services		142	142	0
Professional services and other service revenue		695	758	–8
Total revenue		4,045	3,952	2

Cost of software and software-related services		–636	–638	0
Cost of professional services and other services		–605	–619	–2
Total cost of revenue		–1,241	–1,257	–1
Gross profit		2,804	2,695	4
Research and development		–552	–547	1
Sales and marketing		–986	–984	0
General and administration		–207	–232	–11
Restructuring		–17	–4	>100
TomorrowNow litigation		0	–7	<-100
Other operating income/expense, net		0	0	19
Total operating expenses		–3,003	–3,031	–1
Operating profit		1,043	921	13

Other non-operating income/expense, net		–1	–92	–99
Finance income		38	34	13
Finance costs		–45	–41	11
Financial income, net		–7	–7	1
Profit before tax		1,035	822	26

Income tax expense	(6)	–274	–204	34
Profit after tax		762	618	23
Profit attributable to non-controlling interests		0	0	N/A
Profit attributable to owners of parent		762	618	23

Earnings per share, basic (in €)*	(7)	0.64	0.52	23
Earnings per share, diluted (in €)*	(7)	0.64	0.52	23

* For the three months ended September 30, 2013 and 2012, the weighted average number of shares was 1,193 million (diluted 1,195 million) and 1,192 million (diluted: 1,193 million), respectively (treasury stock excluded).

F1

CONSOLIDATED INCOME STATEMENTS

For the nine months ended September 30

€ millions, unless otherwise stated	Note	2013	2012	Change in %
Software		2,614	2,722	–4
Cloud subscriptions and support		488	144	238
Software and cloud subscriptions		3,101	2,866	8
Support		6,470	6,071	7
Software and software-related service revenue		9,571	8,937	7
Consulting		1,689	1,830	–8
Other services		448	433	3
Professional services and other service revenue		2,137	2,263	–6
Total revenue		11,708	11,200	5

Cost of software and software-related services		–1,838	–1,743	5
Cost of professional services and other services		–1,820	–1,888	–4
Total cost of revenue		–3,658	–3,631	1
Gross profit		8,050	7,569	6
Research and development		–1,676	–1,638	2
Sales and marketing		–3,021	–2,786	8
General and administration		–635	–664	–4
Restructuring		–47	–8	>100
TomorrowNow litigation		0	–1	<-100
Other operating income/expense, net		6	1	>100
Total operating expenses		–9,031	–8,727	3
Operating profit		2,677	2,473	8

Other non-operating income/expense, net		–14	–145	–91
Finance income		94	86	10
Finance costs		–138	–119	16
Financial income, net		–44	–33	33
Profit before tax		2,620	2,295	14

Income tax expense	(6)	–614	–572	7
Profit after tax		2,006	1,723	16
Profit attributable to non-controlling interests		0	0	N/A
Profit attributable to owners of parent		2,006	1,723	16

Earnings per share, basic (in €)*	(7)	1.68	1.45	16
Earnings per share, diluted (in €)*	(7)	1.68	1.45	16

* For the nine months ended September 30, 2013 and 2012, the weighted average number of shares was 1,193 million (diluted 1,195 million) and 1,191 million (diluted: 1,192 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

F2

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at September 30, 2013, and December 31, 2012

€ millions	Notes	2013	2012
Cash and cash equivalents		3,255	2,477
Other financial assets	(8)	221	154
Trade and other receivables	(9)	3,052	3,917
Other non-financial assets		413	294
Tax assets		256	156
Total current assets		7,197	6,998
Goodwill		13,876	13,227
Intangible assets		3,108	3,234
Property, plant, and equipment		1,771	1,708
Other financial assets	(8)	524	509
Trade and other receivables	(9)	81	88
Other non-financial assets		90	68
Tax assets		192	170
Deferred tax assets		693	708
Total non-current assets		20,336	19,711
Total assets		27,534	26,710

F3

€ millions	Notes	2013	2012
Trade and other payables		793	870
Tax liabilities		374	511
Financial liabilities	(10)	1,748	802
Other non-financial liabilities		1,697	2,136
Provision TomorrowNow litigation		227	234
Other provisions		357	609
Provisions		584	843
Deferred income	(11)	2,235	1,386
Total current liabilities		7,431	6,547
Trade and other payables		45	63
Tax liabilities		387	388
Financial liabilities	(10)	3,799	4,446
Other non-financial liabilities		108	98
Provisions		277	361
Deferred tax liabilities		506	574
Deferred income	(11)	64	62
Total non-current liabilities		5,186	5,991
Total liabilities		12,618	12,538
Issued capital		1,229	1,229
Share premium		532	492
Retained earnings		14,973	13,973
Other components of equity		–542	–194
Treasury shares		–1,284	–1,337
Equity attributable to owners of parent		14,907	14,163
Non-controlling interests		9	8
Total equity	(12)	14,916	14,171
Equity and liabilities		27,534	26,710

F4

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine months ended September 30

€ millions	2013	2012
Profit after tax	2,006	1,723
Adjustments to reconcile profit after taxes to net cash provided by operating activities:
Depreciation and amortization	714	622
Income tax expense	614	572
Financial income, net	44	33
Decrease/increase in sales and bad debt allowances on trade receivables	44	18
Other adjustments for non-cash items	64	28
Decrease/increase in trade and other receivables	766	588
Decrease/increase in other assets	–180	–109
Decrease/increase in trade payables, provisions, and other liabilities	–856	–345
Decrease/increase in deferred income	898	820
Cash outflows due to TomorrowNow litigation	–1	–8
Interest paid	–101	–135
Interest received	50	67
Income taxes paid, net of refunds	–1,022	–817
Net cash flows from operating activities	3,040	3,057

Business combinations, net of cash and cash equivalents acquired	–1,131	–2,757
Purchase of intangible assets and property, plant, and equipment	–401	–370
Proceeds from sales of intangible assets or property, plant, and equipment	40	30
Purchase of equity or debt instruments of other entities	–1,358	–905
Proceeds from sales of equity or debt instruments of other entities	1,311	1,517
Net cash flows from investing activities	–1,539	–2,485

Dividends paid	–1,013	–1,310
Purchase of treasury shares	0	–53
Proceeds from reissuance of treasury shares	36	83
Proceeds from issuing shares (share-based payments)	0	15
Proceeds from borrowings	1,000	1,000
Repayments of borrowings	–624	–1,313
Net cash flows from financing activities	–601	–1,578

Effect of foreign exchange rates on cash and cash equivalents	–122	–33
Net decrease/increase in cash and cash equivalents	778	–1,039
Cash and cash equivalents at the beginning of the period	2,477	4,965
Cash and cash equivalents at the end of the period	3,255	3,926

F5

SUPPLEMENTARY FINANCIAL INFORMATION

(UNAUDITED)

RECONCILIATION FROM NON-IFRS NUMBERS TO IFRS NUMBERS

The following tables present a reconciliation from our non-IFRS numbers (including our non-IFRS at constant currency numbers) to the respective most comparable IFRS numbers. Note: Our non-IFRS numbers are not prepared under a comprehensive set of accounting rules or principles.

	For the three months ended September 30
€ millions, unless otherwise stated	2013					2012			Change in %
	IFRS	Adj.*	Non-IFRS*	Currency Impact**	Non-IFRS Constant Currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	Non-IFRS Constant Currency**
Revenue Numbers
Software	975	2	977	65	1,042	1,026	0	1,026	–5	–5	2
Cloud subscriptions and support	191	5	197	13	209	63	17	80	203	146	162
Software and cloud subscriptions	1,167	7	1,174	78	1,252	1,089	17	1,106	7	6	13
Support	2,184	5	2,189	142	2,331	2,105	1	2,106	4	4	11
Software and software-related service revenue	3,351	12	3,363	220	3,583	3,194	18	3,212	5	5	12
Consulting	553	0	553	35	588	616	0	616	–10	–10	–5
Other services	142	0	142	9	151	142	0	142	0	0	6
Professional services and other service revenue	695	0	695	44	739	758	0	758	–8	–8	–3
Total revenue	4,045	12	4,057	264	4,321	3,952	18	3,970	2	2	9

Operating Expense Numbers
Cost of software and software-related services	–636	92	–544			–638	106	–532	0	2
Cost of professional services and other services	–605	34	–571			–619	43	–576	–2	–1
Total cost of revenue	–1,241	126	–1,115			–1,257	149	–1,108	–1	1
Gross profit	2,804	138	2,942			2,695	167	2,862	4	3
Research and development	–552	31	–521			–547	29	–518	1	1
Sales and marketing	–986	46	–940			–984	67	–917	0	2
General and administration	–207	21	–185			–232	44	–188	–11	–2
Restructuring	–17	17	0			–4	4	0	>100	N/A
TomorrowNow litigation	0	0	0			–7	7	0	<-100	N/A
Other operating income/expense, net	0	0	0			0	0	0	19	19
Total operating expenses	–3,003	242	–2,761	–135	–2,896	–3,031	300	–2,731	–1	1	6

Profit Numbers
Operating profit	1,043	253	1,296	129	1,425	921	318	1,239	13	5	15
Other non-operating income/expense, net	–1	0	–1			–92	0	–92	–99	–99
Finance income	38	0	38			34	0	34	13	13
Finance costs	–45	0	–45			–41	0	–41	11	11
Financial income, net	–7	0	–7			–7	0	–7	1	1
Profit before tax	1,035	253	1,289			822	318	1,140	26	13
Income tax expense	–274	–82	–355			–204	–100	–304	34	17
Profit after tax	762	172	933			618	218	836	23	12
Profit attributable to non-controlling interests	0	0	0			0	0	0	N/A	N/A
Profit attributable to owners of parent	762	172	933			618	218	836	23	12

Key Ratios
Operating margin (in %)	25.8		32.0		33.0	23.3		31.2	2.5pp	0.8pp	1.8pp
Effective tax rate (in %)	26.4		27.6			24.8		26.7	1.6pp	0.9pp
Earnings per share, basic (in €)*	0.64		0.78			0.52		0.70	23	11

Deferred cloud subscriptions and support revenue (September 30)	376	6	382			169	44	213	>100	79

F6

	For the nine months ended September 30
€ millions, unless otherwise stated	2013					2012			Change in %
	IFRS	Adj.*	Non- IFRS*	Currency Impact**	Non-IFRS Constant Currency**	IFRS	Adj.*	Non- IFRS*	IFRS	Non- IFRS*	Non-IFRS Constant Currency**
Revenue Numbers
Software	2,614	2	2,616	117	2,732	2,722	0	2,722	–4	–4	0
Cloud subscriptions and support	488	60	547	18	565	144	39	183	238	198	208
Software and cloud subscriptions	3,101	62	3,163	135	3,298	2,866	40	2,905	8	9	14
Support	6,470	14	6,484	249	6,733	6,071	4	6,075	7	7	11
Software and software-related service revenue	9,571	76	9,647	384	10,030	8,937	43	8,980	7	7	12
Consulting	1,689	0	1,689	59	1,748	1,830	0	1,830	–8	–8	–4
Other services	448	0	448	15	463	433	0	433	3	3	7
Professional services and other service revenue	2,137	0	2,137	74	2,211	2,263	0	2,263	–6	–6	–2
Total revenue	11,708	76	11,784	458	12,242	11,200	43	11,243	5	5	9

Operating Expense Numbers
Cost of software and software-related services	–1,838	266	–1,572			–1,743	253	–1,490	5	6
Cost of professional services and other services	–1,820	85	–1,735			–1,888	108	–1,780	–4	–3
Total cost of revenue	–3,658	351	–3,307			–3,631	361	–3,270	1	1
Gross profit	8,050	426	8,477			7,569	404	7,973	6	6
Research and development	–1,676	69	–1,607			–1,638	97	–1,541	2	4
Sales and marketing	–3,021	142	–2,879			–2,786	177	–2,609	8	10
General and administration	–635	55	–581			–664	85	–579	–4	0
Restructuring	–47	47	0			–8	8	0	>100	N/A
TomorrowNow litigation	0	0	0			–1	1	0	<-100	N/A
Other operating income/expense, net	6	0	6			1	0	1	>100	>100
Total operating expenses	–9,031	663	–8,368	–229	–8,597	–8,727	729	–7,998	3	5	7

Profit Numbers
Operating profit	2,677	739	3,416	229	3,645	2,473	772	3,245	8	5	12
Other non-operating income/expense, net	–14	0	–14			–145	0	–145	–91	–91
Finance income	94	0	94			86	0	86	10	10
Finance costs	–138	0	–138			–119	1	–118	16	17
Financial income, net	–44	0	–44			–33	1	–32	33	38
Profit before tax	2,620	739	3,359			2,295	773	3,068	14	9
Income tax expense	–614	–248	–861			–572	–247	–819	7	5
Profit after tax	2,006	491	2,498			1,723	526	2,249	16	11
Profit attributable to non-controlling interests	0	0	0			0	0	0	N/A	N/A
Profit attributable to owners of parent	2,006	491	2,498			1,723	526	2,249	16	11

Key Ratios
Operating margin (in %)	22.9		29.0		29.8	22.1		28.9	0.8pp	0.1pp	0.9pp
Effective tax rate (in %)	23.4		25.6			24.9		26.7	–1.5pp	–1.1pp
Earnings per share, basic (in €)*	1.68		2.09			1.45		1.89	16	11

Deferred cloud subscriptions and support revenue (September 30)	376	6	382			169	44	213	>100	79

* Adjustments in the revenue line items are for support revenue, cloud subscription revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based compensation expenses, restructuring expenses, and discontinued activities.

** Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

F7

NON-IFRS ADJUSTMENTS

€ millions, unless otherwise stated	7/1 – 9/30/2013	1/1 – 9/30/2013	7/1 – 9/30/2012	1/1 – 9/30/2012

Software and software-related service revenue (IFRS)	3,351	9,571	3,194	8,937
Adjustment for deferred revenue write-down	12	76	18	43
Software and software-related service revenue (Non-IFRS)	3,363	9,647	3,212	8,980

Operating profit (IFRS)	1,043	2,677	921	2,473
Revenue Adjustments (per above)	12	76	18	43
Adjustment for discontinued activities	0	0	7	1
Adjustment for acquisition-related charges	142	424	137	387
Adjustment for stock-based compensation expenses	83	192	152	333
Adjustment for restructuring	17	47	4	8
Operating expense adjustments	242	663	300	729
Operating profit adjustments	253	739	318	772
Operating profit (Non-IFRS)	1,296	3,416	1,239	3,245

Profit after tax (IFRS)	762	2,006	618	1,723
Revenue adjustments (per above)	12	76	18	43
Operating profit expense adjustments (per above)	242	663	300	729
Adjustments pre-tax	253	739	318	773
Taxes on adjustments	–82	–248	–100	–247
Profit after tax (Non-IFRS)	933	2,498	836	2,249

Due to rounding, numbers may not add up precisely.

F8

REVENUE BY REGION

The following table presents our IFRS and non-IFRS revenue by region. Details regarding the different views (based on location of contract negotiation respectively by customer location are described in the note “Segment and Geographic Information” of our Consolidated Financial Statements. The table also presents a reconciliation from our non-IFRS revenue (including our non-IFRS revenue at constant currency) to the respective most comparable IFRS revenue.

Note: Our non- IFRS revenues are not prepared under a comprehensive set of accounting rules or principles.

Revenues by Region - Management View

	For the three months ended September 30
€ millions	2013					2012			Change in %
	IFRS	Adj.*	Non- IFRS*	Currency Impact**	Non-IFRS Constant Currency**	IFRS	Adj.*	Non- IFRS*	IFRS	Non- IFRS*	Non-IFRS Constant Currency**
Software revenue by region
EMEA	402	1	403	8	411	374	0	374	7	8	10
Americas	398	0	398	34	432	458	0	458	–13	–13	–6
APJ	176	0	176	23	199	194	0	194	–9	–9	3
Software revenue	975	2	977	65	1,042	1,026	0	1,026	–5	–5	2

Software revenue by location of negotiation and cloud subscription revenue by region
EMEA	433	1	434	9	443	390	0	390	11	11	14
Americas	550	5	555	45	600	502	16	518	10	8	17
APJ	185	0	185	24	209	197	0	197	–6	–6	6
Software revenue by location of negotiation and cloud subscription revenue	1,167	7	1,174	78	1,252	1,089	17	1,106	7	6	13

Revenues by Regions – Location of Customers

	For the three months ended September 30
€ millions	2013					2012			Change in %
	IFRS	Adj.*	Non- IFRS*	Currency Impact**	Non-IFRS Constant Currency**	IFRS	Adj.*	Non- IFRS*	IFRS	Non- IFRS*	Non-IFRS Constant Currency**
Software revenue by region
EMEA	422	1	423	10	433	373	0	373	13	13	16
Americas	364	1	365	32	397	459	0	459	–21	–20	–14
APJ	189	0	189	24	213	194	0	194	–3	–3	10
Software revenue	975	2	977	65	1,042	1,026	0	1,026	–5	–5	2

Cloud subscriptions and support revenue by region
EMEA	31	0	31	1	32	16	0	16	89	89	97
Americas	152	5	157	11	168	44	16	60	>100	>100	>100
APJ	9	0	9	1	10	3	0	3	>100	>100	>100
Cloud subscriptions and support revenue	191	5	197	13	209	63	17	80	203	146	162

Software and cloud subscription revenue by region
EMEA	452	2	454	11	465	390	0	390	16	16	19
Americas	516	6	522	42	564	502	17	519	3	1	9
APJ	198	0	198	25	223	197	0	197	1	1	13
Software and cloud subscription revenue	1,167	7	1,174	78	1,252	1,089	17	1,106	7	6	13

F9

Software and software-related service revenue by region
Germany	470	0	470	1	471	438	0	438	7	7	7
Rest of EMEA	1,062	2	1,064	34	1,098	957	0	957	11	11	15
Total EMEA	1,531	3	1,534	34	1,568	1,395	0	1,395	10	10	12
United States	931	8	939	53	992	921	18	939	1	0	6
Rest of Americas	357	1	358	49	407	326	0	326	10	10	25
Total Americas	1,288	9	1,297	102	1,399	1,247	18	1,265	3	3	11
Japan	140	0	140	46	186	174	0	174	–20	–20	7
Rest of APJ	391	0	391	38	429	377	0	377	4	4	14
Total APJ	531	0	531	84	615	552	0	552	–4	–4	12
Software and software-related service revenue	3,351	12	3,363	220	3,583	3,194	18	3,212	5	5	12

Total revenue by region
Germany	598	0	598	0	598	575	0	575	4	4	4
Rest of EMEA	1,257	2	1,259	43	1,302	1,142	0	1,142	10	10	14
Total EMEA	1,854	3	1,857	43	1,900	1,716	0	1,716	8	8	11
United States	1,144	8	1,152	65	1,217	1,152	18	1,170	–1	–2	4
Rest of Americas	430	1	431	57	488	423	0	423	2	2	15
Total Americas	1,574	9	1,583	122	1,705	1,575	18	1,593	0	–1	7
Japan	157	0	157	52	209	197	0	197	–20	–20	6
Rest of APJ	460	0	460	47	507	463	0	463	–1	–1	10
Total APJ	617	1	618	98	716	661	0	661	–7	–7	8
Total revenue	4,045	12	4,057	264	4,321	3,952	18	3,970	2	2	9

F10

Revenues by Region - Management View

	For the nine months ended September 30
€ millions	2013					2012			Change in %
	IFRS	Adj.*	Non- IFRS*	Currency Impact**	Non-IFRS Constant Currency**	IFRS	Adj.*	Non- IFRS*	IFRS	Non- IFRS*	Non-IFRS Constant Currency**
Software revenue by region
EMEA	1,116	2	1,118	19	1,137	1,069	0	1,069	4	5	6
Americas	1,043	1	1,044	58	1,102	1,131	0	1,131	–8	–8	–3
APJ	454	0	454	40	494	522	0	522	–13	–13	–5
Software revenue	2,614	2	2,616	117	2,732	2,722	0	2,722	–4	–4	0

Software revenue by location of negotiation and cloud subscription revenue by region
EMEA	1,197	2	1,199	21	1,220	1,113	0	1,113	8	8	10
Americas	1,425	60	1,485	73	1,558	1,222	40	1,262	17	18	23
APJ	479	0	479	41	520	531	0	531	–10	–10	–2
Software revenue by location of negotiation and cloud subscription revenue	3,101	62	3,163	135	3,298	2,866	39	2,905	8	9	14

Revenues by Regions – Location of Customers

	For the nine months ended September 30
€ millions	2013					2012			Change in %
	IFRS	Adj.*	Non-IFRS*	Currency Impact**	Non-IFRS Constant Currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	Non-IFRS Constant Currency**
Software revenue by region
EMEA	1,138	1	1,139	20	1,159	1,105	0	1,105	3	3	5
Americas	1,007	1	1,008	55	1,063	1,090	0	1,090	–8	–8	–2
APJ	469	0	469	41	510	527	0	527	–11	–11	–3
Software revenue	2,614	2	2,616	117	2,732	2,722	0	2,722	–4	–4	0

Cloud subscriptions and support revenue by region
EMEA	81	0	81	2	83	44	0	44	84	84	88
Americas	382	59	441	15	456	91	40	131	>100	>100	>100
APJ	25	0	25	1	26	9	0	9	>100	>100	>100
Cloud subscriptions and support revenue	488	60	547	18	565	144	40	184	238	198	208

Software and cloud subscription revenue by region
EMEA	1,219	1	1,220	23	1,243	1,149	0	1,149	6	6	8
Americas	1,389	61	1,450	70	1,520	1,181	39	1,220	18	19	25
APJ	493	0	493	43	536	536	0	536	–8	–8	0
Software and cloud subscription revenue	3,101	62	3,163	135	3,298	2,866	39	2,905	8	9	14

F11

Software and software-related service revenue by region
Germany	1,324	0	1324	0	1,324	1,245	1	1,246	6	6	6
Rest of EMEA	3,052	2	3,054	67	3,121	2,845	1	2,846	7	7	10
Total EMEA	4,376	2	4,378	67	4,445	4,090	2	4,092	7	7	9
United States	2,692	71	2,763	84	2,847	2,456	41	2,497	10	11	14
Rest of Americas	1,002	1	1,003	81	1,084	872	0	872	15	15	24
Total Americas	3,693	73	3,766	164	3,930	3,328	41	3,369	11	12	17
Japan	403	0	403	101	504	489	0	489	–18	–18	3
Rest of APJ	1,100	0	1,100	51	1,151	1,030	0	1,030	7	7	12
Total APJ	1,502	0	1,502	153	1,655	1,519	0	1,519	–1	–1	9
Software and software-related service revenue	9,571	76	9,647	384	10,030	8,937	43	8,980	7	7	12

Total revenue by region
Germany	1,714	0	1,714	0	1,714	1,666	1	1,667	3	3	3
Rest of EMEA	3,642	2	3,644	83	3,727	3,433	1	3,434	6	6	9
Total EMEA	5,356	3	5,359	82	5,441	5,099	2	5,101	5	5	7
United States	3,353	71	3,424	102	3,526	3,151	41	3,192	6	7	10
Rest of Americas	1,226	1	1,227	97	1,324	1,138	0	1,138	8	8	16
Total Americas	4,579	72	4,651	199	4,850	4,289	41	4,330	7	7	12
Japan	453	0	453	114	567	557	0	557	–19	–19	2
Rest of APJ	1,320	0	1,320	64	1,384	1,254	0	1,254	5	5	10
Total APJ	1,774	0	1,774	177	1,951	1,812	0	1,812	–2	–2	8
Total revenue	11,708	76	11,784	458	12,242	11,200	43	11,243	5	5	9

* Adjustments in the revenue line items are for support revenue, cloud subscription revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.

** Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates.”

Due to rounding, numbers may not add up precisely.

F12